SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of December 2005

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





                      RYANAIR DELAYS ADDITIONAL AIRCRAFT
   AT EAST MIDLANDS AND PISA BASES FOR A PERIOD OF TWO MONTHS DUE TO DELAY IN
                               BOEING DELIVERIES

Ryanair, Europe's No.1 low fares airline today (Tuesday, 20th December 2005) announced a number of changes to its flying programme during January, February and March 2006 to accommodate the late delivery of new aircraft from Boeing, and Ryanair's decision to retire the existing fleet of 737-200's on schedule at the end of December. These cancellations will reduce Ryanair's passenger traffic by approximately 100,000 passengers per month during January, February and March and will reduce the overall passenger traffic in the current fiscal year to just under 35 million passengers.

As a result of a strike in Boeing during September and October, all of Ryanair's aircraft deliveries this Winter are being delivered approximately 1 month after their scheduled date. Ryanair has been able to meet this 4 aircraft shortfall during October, November and December by extending the flying programme on a number of older 737-200 series aircraft due for retirement. It is not possible to extend the use of these aircraft beyond the end of December 2005, as the aircraft have been sold and the pilots have been retrained on the 737-800's. The airline has therefore decided to trim its schedule temporarily through January, February and March 2006. Planned capacity will return to normal with the delivery of the last 4 aircraft from Boeing during the month of April 2005.

These aircraft constraints will result in the following schedule changes during the first 3 months of 2006:

   -The cancellation of 200 rotations per month (approx. 1% the total flying programme) during January, February and March.
   -The delay of the launch of the second aircraft at the Nottingham East
    Midlands base from 7th March to 5th April.
   -The delay of the launch of the second aircraft at the Pisa base from 12th
    January to 4th April.

All passengers currently effected by these cancelled flights or the 2 month delay in new flights at the East Midlands and Pisa bases will be notified at least 3 weeks in advance of the original date of travel and will be offered either re-accommodation on an alternative Ryanair flight, re-accommodation on the new routes from East Midlands and Pisa when launched, or a full refund of their air fares.

Commenting on these cancellations during the first 3 months of next year, Ryanair's Deputy Chief Executive, Michael Cawley said;

    "We very much regret having to reduce our schedule to allow for the late delivery of new aircraft from Boeing and the planned retirement of our older 737-200's in December. These aircraft have already been sold. We apologise sincerely to all our passengers who may be inconvenienced by these schedule changes, and we look forward to welcoming them on board the new flights from East Midlands and Pisa when the new aircraft are delivered and based there during April 2006.

    "These schedule changes will not effect Ryanair's profit guidance for the fiscal year ended March 31, 2006."

Ends.Tuesday, 20th December 2005

For reference:Peter Sherrard - Ryanair    Tel: +353-1-8121228
Pauline McAlester - Murray Consultants    Tel: +353-1-4980300


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  20 December 2005
                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director